SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(b)

(Amendment No. 1)*

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Name of Issuer)

Common Share, par value $0.01 per share

(Title of Class of Securities)

G2110R 10 6

(CUSIP Number)

May •, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2110R 10 6

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mosel Vitelic Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0 6. SHARED VOTING POWER 26,159,531 7. SOLE DISPOSITIVE POWER 0 8. SHARED DISPOSITIVE POWER 26,159,531

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,159,531 common shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.43%

12.	TYPE OF REPORTING PERSON* HC

CUSIP NO. G2110R 10 6

Item 1.

(a)	Name of Issuer:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(b)	Address of Issuer’s Principal Executive Offices:

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

Item 2.

(a)	Name of Person Filing:

See the response to Item 1 on the attached cover page.

(b)	Address of Principal Business Office or, if none, Residence:

No. 19, Li Hsin Road

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(c)	Citizenship:

See the response to Item 4 on the attached cover page.

(d)	Title of Class of Securities:

Common Share, par value $0.01 per share.

(e)	CUSIP Number:

G2110R 10 6

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or
13d-2(b) or (c), check whether the person is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

 Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of Class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mosel Vitelic Inc. directly owns 100% of the outstanding voting securities of Giant Haven Investment Limited and 99.99% of the outstanding voting securities of Dai-Gin Investment Ltd. Dai-Gin Investment Ltd. owns 99.99% of the outstanding voting securities of Mou-Fu Investment Ltd. As a result, Mosel Vitelic Inc. beneficially owns the common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. owned by Giant Haven Investment Limited and Mou-Fu Investment Ltd. See Exhibit 1.

Mosel Vitelic Inc. also directly owns 100% of the outstanding voting securities of Vision2000 Venture Ltd. Vision2000 Venture Ltd. owns 31.51% of the outstanding voting securities of PacMOS Technologies Holdings Limited. PacMOS Technologies Holdings Limited owns 4,007,284 common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD., representing 6.8% of the outstanding voting securities of ChipMOS TECHNOLOGIES (Bermuda) LTD. PacMOS Technologies Holdings Limited, however, is a public company listed on the Stock Exchange of Hong Kong and Texan Management Limited owns 43.3% of the outstanding voting securities of PacMOS Technologies Holdings Limited. There are no voting or other arrangements among Texan Management, Vision2000 Venture Ltd. and Mosel Vitelic Inc. with respect to the control of PacMOS Technologies Holdings Limited. As a result, Mosel does not have or share the right to vote, or cause the voting of or dispose of, or cause the disposition of, the shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. held by PacMOS Technologies Holdings Limited. Mosel hereby disclaims beneficial ownership of 4,007,284 common shares of ChipMOS TECHNOLOGIES (Bermuda) LTD. held by PacMOS Technologies Holdings Limited.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company or
Control Person.

See Exhibit 1.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004

Mosel Vitelic Inc.

By:	/s/ Hung-Chiu Hu

Name: Hung-Chiu Hu Title: Chairman

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1	Item 7 Information